SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 AMENDMENT NO. 9
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                               (AMENDMENT NO. 11)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                      GLOBAL INDUSTRIAL TECHNOLOGIES, INC.
                            (Name of Subject Company)

                                 WHX CORPORATION
                              GT ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.25 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   379335 10 2
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                 with a copy to:


                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200

                  This Statement amends and supplements (i) the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 17, 1998, by GT Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.25 per share (the "Shares"), of Global Industrial Technologies, Inc. (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 31, 1995, as amended on February 16, 1998, September 18, 1998, October 5, 1998 and February 9, 1999 (as so amended, the "Rights Agreement"), between the Company and The Bank of New York, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), as amended by the Supplement thereto dated May 21, 1999 (the "Supplement") and the related revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") and (ii) the Schedule 13D filed by the Parent, the Purchaser and Wheeling Pittsburgh Capital Corp., a wholly owned subsidiary of the Parent, with respect to the Shares. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

                  Item 1(b) is hereby amended and supplemented by adding thereto the following:

                  The Purchaser has amended and supplemented the Offer to Purchase pursuant to the Supplement, a copy of which is attached hereto as Exhibit (a)(16). The information set forth in the Introduction and Section 1 of the Supplement is incorporated herein by reference.

                  On May 20, 1999, the Parent issued a press release announcing that the Purchaser has increased the price per Share to be paid pursuant to the Offer from $10.50 per Share to $11.50 per Share, net to the seller in cash without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended, the terms and conditions of any such extension or amendment), all stockholders whose Shares are validly tendered and not withdrawn (including Shares tendered prior to the date of this Supplement) in accordance with the procedures set forth in Section 3 of the Offer to Purchase and Section 2 of the Supplement on or prior to the Expiration Date (as defined below) will receive the increased price. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, June 4, 1999, unless and until Purchaser, in its sole discretion, shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

                  Item 1(c) is hereby amended and supplemented by adding thereto the following:

                  The information set forth in Section 3 "Price Range of the Shares; Dividends" of the Supplement is incorporated herein by reference.

ITEM 4.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 4 is hereby amended and supplemented by adding thereto the following:

                  The information set forth in Section 5 "Source and Amount of Funds" of the Supplement is incorporated herein by reference.

ITEM 10.   ADDITIONAL INFORMATION.

                  Item 10 is hereby amended and supplemented by adding thereto the following:

                  On May 20, 1999, the Parent issued a press release which announced the extension of the Offer to 12:00 midnight, New York City time, on Friday, June 4, 1999, unless further extended. The Parent also announced that it had been advised by Harris Trust and Savings Bank, Depositary for the Offer, that as of 5:00 p.m., New York City time, on May 20, 1999, approximately 4,174,938 Shares had been validly tendered and not withdrawn. The

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

foregoing description of the press release is qualified in its entirety by reference to a copy of the press release which is attached hereto as Exhibit
(a)(21) and is incorporated herein by reference.

                  The information set forth in Section 4 " Financial Information of the Company" of the Supplement is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended and supplemented by adding thereto the following

        (a)    (16)     Supplement to the Offer to Purchase dated May 21, 1999.

        (a)    (17)     Revised Letter of Transmittal.

        (a)    (18)     Revised Notice of Guaranteed Delivery.

        (a)    (19)     Revised Letter to Brokers,  Dealers,  Commercial  Banks,
                        Trust Companies and Other Nominees.

        (a)    (20)     Revised  Letter to Clients for use by Brokers,  Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

        (a)    (21)     Text of press release of WHX  Corporation  dated May 20,
                        1999.




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
                                    SIGNATURE


                  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1999
                                         WHX CORPORATION


                                         By:   /S/ RONALD LABOW
                                            ------------------------------------
                                            Name:   Ronald LaBow
                                            Title:  Chairman of the Board



                                         GT ACQUISITION CORP.


                                         By:   /S/ RONALD LABOW
                                            ------------------------------------
                                            Name:    Ronald LaBow
                                            Title:   President

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
                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                                     PAGE


       (a)   (16)       Supplement to the Offer to Purchase dated May 21, 1999.

       (a)   (17)       Revised Letter of Transmittal.

       (a)   (18)       Revised Notice of Guaranteed Delivery.

       (a)   (19)       Revised Letter to Brokers,  Dealers,  Commercial  Banks,
                        Trust Companies and Other Nominees.

       (a)   (20)       Revised  Letter to Clients for use by Brokers,  Dealers,
                        Commercial Banks, Trust Companies and Other Nominees.

       (a)   (21)       Text of press release of WHX  Corporation  dated May 20,
                        1999.






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